NO ACT

IC
10-2-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

12027941

October 2, 2012

Received SEC
OCT 02 2012
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/2/12

Gregory R. Noe
Deere & Company
noegregoryr@johndeere.com

Re: Deere & Company

Dear Mr. Noe:

This is in regard to your letter dated October 2, 2012 concerning the shareholder proposal submitted by Tommy L. Grooms for inclusion in Deere's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Deere therefore withdraws its October 1, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Tommy L. Grooms

*** FISMA & OMB Memorandum M-07-16 ***

JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

October 2, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company Withdrawal of No-Action Request, Dated October 1, 2012, Regarding Shareholder Proposal of Tommy Grooms

Ladies and Gentlemen:

We refer to our letter, dated October 1, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Deere & Company ("Deere") could exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Tommy Grooms (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2013 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter, dated October 1, 2012 ("Proponent's Withdrawal Letter"), from the Proponent to Deere withdrawing the Proposal. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (309) 765-5467.

Very truly yours,

Gregory R. Noe

Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosure
cc: Tommy Grooms

EXHIBIT A

T. L. GROOMS

Monday the 1st of October 2012

Deere & Company
c/o Gregory R. Noe, Corporate Secretary
One John Deere Place
Moline, Illinois 61265

OCT 2012
RECEIVED
LEGAL DEPT

Dear Mr. Secretary

The purpose of this letter is to withdraw the shareholder proposal I submitted to you for the 2013 Annual Meeting of Deere & Company. I am aware of Deere & Company's request to withdraw the proposal and I will do so with the following comments.

During Robert Lane's administration it became obvious to me that he was able to enrich himself by undue influence upon the compensation committee and the board. His outrageous compensation during a two year period revealed to me the poor governance structure at Deere & Company. I could provide further information if you wish to hear it.

I still believe that separating the Chairman of the Board from the Chief Executive Officer would improve the governance structure of the Deere & Company.

My shareholder resolution was not submitted in anger or with any animus toward the Mr. Allen. If I were to submit such a shareholder proposal in the future I would suggest, if adopted, the proposal become effective following Mr. Allen's retirement, unless in the interim his administration engages in the same excesses as Mr. Lane's administration.

Sincerely,

T. L Grooms

EXHIBIT A

Mr. Tom Grooms

*** FISMA & OMB Memorandum M-07-16 ***

USA

Liberty

FOREVER

Deere & Company

c/o Gregory R. Noe, Corporate Secretary

One John Deere Place

Moline, Illinois 61265

JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

October 1, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2013 Annual Meeting
Omission of Shareholder Proposal of Tommy Grooms

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Deere & Company, a Delaware corporation ("Deere"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Tommy Grooms (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Deere's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, that the stockholders urge the Board of Directors to take the necessary steps to amend the by-laws to require that an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as Chief Executive Officer.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Deere's view that it may exclude the Proposal from the 2013 proxy materials pursuant to Rule 14a-8(i)(6) because Deere lacks the power or authority to implement the Proposal.

III. Background

Deere received the Proposal on March 26, 2012. A copy of the Proposal is attached hereto as Exhibit A.[1]

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(6) Because Deere Lacks the Power or Authority to Implement the Proposal.

Under Rule 14a-8(i)(6), a shareholder proposal may be excluded from the company's proxy materials if the company would lack the power or authority to implement the proposal. Deere believes that the Proposal is excludable under Rule 14a-8(i)(6) because Deere cannot guarantee that a Chairman of the Board would retain his or her independent status at all times, and the Proposal does not provide an opportunity or a mechanism for Deere to cure a violation of the standard requested in the Proposal.

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff set forth its view that a proposal may be excluded from a company's proxy materials if it would require that a company's chairman or any other director maintain independence at all times and does not provide the board with an opportunity or a mechanism to cure a violation of the standard in the proposal. In addition, the Staff has consistently permitted the exclusion of such proposals. See, e.g., *Time Warner Inc.* (January 26, 2010; *recon. denied* March 23, 2010),

1 After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on March 30, 2012, Deere sent a letter to the Proponent requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Deere stock continuously for at least one year as of the date of submission of the Proposal. On March 31, 2012, the Proponent mailed Deere a letter from Oppenheimer & Co., Inc., dated March 29, 2012, verifying the Proponent's stock ownership as of such date.

Exxon Mobil Corp. (January 21, 2010; *recon. denied* March 23, 2010) and *First Mariner Bancorp* (January 8, 2010; *recon. denied* March 12, 2010) (each permitting exclusion of a proposal requiring that the chairman be an independent director because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal"); see also *Noble Roman's Inc.* (March 12, 2010) (permitting exclusion of a proposal to require that the majority of board members be independent because "it does not appear to be within the power of the board of directors to ensure that a majority of the board retains its independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal"); *Verizon Communications Inc.* (February 8, 2007) (permitting the exclusion of a proposal to require that the chairman be an independent director) and *E.I. du Pont de Nemours and Co.* (February 7, 2007) (permitting the exclusion of a proposal to separate the roles of chairman and CEO and require that the chairman be an independent director). The Proposal clearly presents the same defect cited in the foregoing proposals, namely, that it is not within the power of Deere or its board to ensure that the Chairman remain independent at all times and that the Proposal fails to provide for an opportunity to cure a violation of the standard requested.

We are aware that the Staff has, in some cases, determined that an independent board chair proposal is not excludable under Rule 14a-8(i)(6). In *Merck & Co. Inc.* (December 29, 2004), the Staff denied no-action relief in respect of a proposal requesting that the board establish a policy of separating the roles of chairman and CEO "whenever possible" to permit an independent director to serve as chairman. In *The Walt Disney Co.* (November 24, 2004), the proposal urged the board to adopt a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances." Consistent with the foregoing precedents, the Staff confirmed in SLB 14C that "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)." See also *Parker-Hannifin Corp.* (August 31, 2009) (not permitting exclusion of an independent board chair proposal that specified, in the event a chairman who was independent at the time he or she was selected were no longer independent, the board would select a new chairman who satisfied the requirements of the proposal within 60 days) and *Bristol-Myers Squibb Co.* (February 7, 2005) (not permitting exclusion of a proposal requesting that the roles of chairman and CEO be separated "whenever possible"). The Proposal is distinguishable from the proposals in the foregoing examples because those proposals included qualifying language that either did not require maintenance of the requested standard at all times or provided the company with an opportunity to cure a violation of the requested standard. No such qualifying language is included in the Proposal.

Because the Proposal would require that the Chairman maintain his or her independence at all times, without providing any opportunity or mechanism to cure a violation of this standard, Deere believes that the Proposal may be excluded from its 2013 proxy materials pursuant to Rule 14a-8(i)(6).

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Deere excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5467.

Very truly yours,

Gregory R. Noe

Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Tommy Grooms

EXHIBIT A

T. L. GROOMS, Esq.

*** FISMA & OMB Memorandum M-07-16 ***

Saturday the 24th of March 2012

Mr. Gregory R. Noe, Corporate Secretary
Deere & Company World Headquarters
One John Deere Place
Moline, IL 61265

RE: STOCKHOLDER PROPOSAL

Enclosed is my stockholder proposal for the 2013 annual meeting to be held on February 2nd 2013. I request that my proposal be included in the proxy statement for that meeting pursuant to SEC Rule 14a-8.

If I am unable to attend the meeting I appoint J. Thomas Yates A & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** as my representative for all purposes in regard to my stockholder proposal. Mr. Yates is a stockholder of Deere & Company.

I will forward proof of ownership of Deere & Company stock in a few days. I intend to hold the shares through the 2013 annual meeting.

Sincerely

Tommy L. Grooms

C: My Documents-D&C-Gregory R. Noe
Stockholder Resolution
3/5/12

EXHIBIT A

STOCKHOLDER PROPOSAL

RESOLVED, that the stockholders urge the Board of Directors to take the necessary steps to amend the by-laws to require that an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as Chief Executive Officer.

SUPPORTING STATEMENT

Deere's CEO is also the Chairman of the Board of Directors.

The following organizations support having an independent director as Chairman of the Board of Directors and that the Chairman not serve concurrently as CEO:

1. The Council of Institutional Investors, an association of public, labor and corporate pension funds. The association's members have assets that exceed $3-trillion.
2. The California Public Employee's Retirement System, with assets of more than $235-billion as of the 1st of June 2011.

ISS, the corporate governance watchdog, in its 2011 U.S. Proxy Voting Guidelines supports an independent director being the chairman. ISS has more than 1,700 clients.

ISS in its 2011 report of Deere & Company stated the fact that chairman of the Deere & Company Board is an insider and not an independent director is a practice that increases concern.

The proposal received a 42.5% yes vote at the 2010 Deere & Company annual meeting which was the last time stockholders had the opportunity to vote on the proposal.

Gary Wilson, the former Chairman of Northwest Airlines and a director of Yahoo wrote:

> America's most serious corporate governance problem is the Imperial CEO—a leader who is both chairman of the company's board of directors as well as its chief executive officer. Such a CEO can dominate his board and is accountable to no one.
>
> This arrangement creates a conflict of interest, because the chairman is responsible for leading an independent board of

EXHIBIT A

directors. The board's primary responsibility on behalf of the owners is to hire, oversee and, if necessary, fire the CEO. If the CEO is also the chairman, then he leads a board that is responsible for evaluating, compensating and potentially firing himself.

The result of this conflict of interest is excessive DEO compensation and underserved job security..." Reprinted from The Wall Street Journal@July 9, 2008, Dow Jones & Company.

Mr. Wilson noted that many European countries require that the CEO and chairman positions be separate and that their CEOs are paid less than American CEOs.

The CEOs of Enron, World Com and Tyco, legends of mismanagement, also served as Chairman.

Please vote in favor of this proposal

Submitted by,

Tommy L. Grooms

Mr. & Mrs. Tom Grooms

*** FISMA & OMB Memorandum M-07-16 ***

CEDAR RAPIDS IA 524

21 MAR 2012 PM 2 L



Mr. Gregory R. Noe, Corporate Secretary
Deere & Company World Headquarters
One John Deere Place
Moline, IL 61265

61265$8098

EXHIBIT A